                                                  ------------------------------
                                                           OMB APPROVAL
[ ] Check this box if no longer                   ------------------------------
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                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                 STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

Cronin, Jr.                          Charles              R.
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   (Last)                           (First)             (Middle)

1285 Dumaine Avenue
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                                    (Street)


Oak Park                              CA                  91377
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Synergy 2000, Inc. (SYNY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

October 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
             Executive Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by more than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                         10/16/01        J(1)            4,000,000   A               3,800,000      I      Cronin Family
                                                                                                                     Revocable Trust
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Common Stock                         10/16/01        J(1)                                           67,733      I   Attorney-in-Fact
                                                                                                                          For Child,
                                                                                                                        Colleen Rene
                                                                                                                              Cronin
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Common Stock                         10/16/01        J(1)                                           67,733      I   Attorney-in-Fact
                                                                                                                          For Child,
                                                                                                                         Bonnie Lynn
                                                                                                                              Cronin
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Common Stock                         10/16/01        J(1)                                           64,534      I       Guardian for
                                                                                                                        Minor Child,
                                                                                                                         Mary Aileen
                                                                                                                              Cronin
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).


                                                                          (Over)
                                                                  SEC 1474(3-99)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Options             $0.50    12/26/00  A                     12/26/00 12/20/10 Common    100,000  0        D
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Options             $0.81    01/03/01  A                     01/03/01 12/20/10 Common     10,000  0        D
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====================================================================================================================================

Explanation of Responses:

(1) Acquisition of an aggregate of 4,000,000 shares of Common Stock of the Issuer by the Cronin Family Revocable Trust, Colleen Rene Cronin ("Colleen"), Bonnie Lynn Cronin ("Bonnie"), and Aileen Mary Cronin ("Aileen") from the Issuer pursuant to that certain Agreement and Plan of Merger dated October 16, 2001, among inter alia, Synergy 2000, Inc., Infinity Technology Solutions, Inc., and Convert-Tech, Inc. The reporting person disclaims beneficial ownership of the securities held by Colleen, Bonnie and Aileen, and the filing of this report is not an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.


/s/ Charles R. Cronin, Jr.                               November 9, 2001
-----------------------------------------              -------------------------
Charles R. Cronin, Jr., Individually, as                         Date
Co-Trustee of the Cronin Family Revocable Trust,
as Attorney-in-Fact for Colleen Rene Cronin and
Bonnie Lynn Cronin, and as guardian for
Mary Aileen Cronin
      **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

CONFIRMING STATEMENT

This Statement confirms that each of the undersigned, Cronin Family Revocable Trust, Colleen Rene Cronin and Bonnie Lynn Cronin, has authorized Charles R. Cronin, Jr., to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Synergy 2000, Inc. The authority of Charles R. Cronin, Jr. under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to its or her ownership of or transactions in securities of Synergy 2000, Inc., unless earlier revoked in writing. The undersigned acknowledges that Charles R. Cronin, Jr. is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: November 9, 2001.                      /s/ Charles R. Cronin, Jr.
                                             Cronin Family Revocable Trust
                                             By: Charles R. Cronin, Jr., Trustee

                                             /s/ Colleen Rene Cronin

                                             /s/ Bonnie Lynn Cronin




JOINT FILER INFORMATION

Name:   Cronin Family Revocable Trust

Address: 1285 Dumaine Avenue
         Oak Park, CA   91377

Designated Filer: Charles R. Cronin, Jr.

Issuer & Ticker Symbol: Synergy 2000, Inc. (SYNY)

Date of Event
Requiring Statement: October 16, 2001

Signature:  /s/ Charles R. Cronin, Jr.



Name:   Colleen Rene Cronin

Address: 1285 Dumaine Avenue
         Oak Park, CA   91377

Designated Filer: Charles R. Cronin, Jr.

Issuer & Ticker Symbol: Synergy 2000, Inc. (SYNY)

Date of Event
Requiring Statement: October 16, 2001

Signature:  /s/ Colleen Rene Cronin



Name:   Bonnie Lynn Cronin

Address: 1285 Dumaine Avenue
         Oak Park, CA   91377

Designated Filer: Charles R. Cronin, Jr.

Issuer & Ticker Symbol: Synergy 2000, Inc. (SYNY)

Date of Event
Requiring Statement: October 16, 2001

Signature:  /s/ Bonnie Lynn Cronin